SECOND QUARTER BRIEF REPORT OF FINANCIAL RESULTS
〔under Japanese GAAP〕（Consolidated）
(Year ending March 31, 2018)
November 8, 2017
Registered
Company Name:	MINEBEA MITSUMI Inc.	Common Stock Listings: Tokyo and Nagoya
Code No:	6479	URL: http://www.minebeamitsumi.com/
Representative:	Yoshihisa Kainuma	Representative Director, CEO & COO
Contact:	Satoshi Yoneda	Executive Officer, General Manager of Accounting Department
Quarterly report filing date: November 13, 2017	Phone: (03) 6758-6711
Expected date of payment for dividends: December 4, 2017
Preparation of supplementary explanation material for quarterly financial results: Yes
Holding of presentation meeting for quarterly financial results: Yes (For Analyst)

(Amounts less than one million yen have been omitted.)
1. Business performance (April 1, 2017 through September 30, 2017)
(1) Consolidated Results of Operations (Year-to-date)	(%: Changes from corresponding period of previous fiscal year)
	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Six months ended Sep 30, 2017	429,027	55.9	41,951	125.6	42,162	122.9
Six months ended Sep 30, 2016	275,133	(6.9)	18,594	(32.2)	18,915	(18.9)

	Income attributable to owners of the parent (millions of yen)	% Change	Net income per share (yen)	Diluted net income per share (yen)
Six months ended Sep 30, 2017	34,276	168.9	81.17	79.27
Six months ended Sep 30, 2016	12,745	(28.2)	34.01	33.26
(Notes) Comprehensive income:	Six months ended September 30, 2017: 45,503 million yen ― %
Six months ended September 30, 2016: (14,181) million yen ― %

(2) Consolidated Financial Position
	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
As of September 30, 2017	743,146	363,457	47.9	849.28
As of March 31, 2017	643,312	326,218	50.0	759.15
(Reference) Shareholders’ equity:	As of September 30, 2017: 355,879 million yen
As of March 31, 2017: 321,364 million yen

2. Dividends
	Annual dividends
	End of first quarter (yen)	End of second quarter (yen)	End of third quarter (yen)	Year-end (yen)	For the year (yen)
Year ended March 31, 2017	―	7.00	―	7.00	14.00
Year ending March 31, 2018	―	13.00
Year ending March 31, 2018 (Forecast)			―	13.00	26.00
(Notes) Changes from the latest dividend forecast: Yes

3. Prospect for consolidated forecast for the fiscal year (April 1, 2017 through March 31, 2018)
(%: Changes from corresponding period of previous fiscal year)
	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Year ending March 31, 2018	810,000	26.8	73,000	48.9	72,000	48.8

	Income attributable to owners of the parent (millions of yen)	% Change	Net income per share (yen)
Year ending March 31, 2018	57,000	38.5	135.51
(Notes) Changes from the latest consolidated results forecast: Yes

* Notes
(1) Changes in significant subsidiaries during the quarter (Changes in certain subsidiaries resulting in change in the scope of consolidation): None

(2) Application of accounting peculiar to preparation of quarterly consolidated financial statements: None

(3) Changes in accounting policy, changes in accounting estimates, and restatements
1. Changes in accounting policy associated with revision of accounting standards, etc: None
2. Change in accounting policy other than 1: None
3. Changes in accounting estimates: None
4. Restatements: None

(4) Number of shares outstanding (Common stock)
1. Number of shares outstanding at end of period (Including treasury stock)
As of September 30, 2017:	427,080,606 shares
As of March 31, 2017:	427,080,606 shares
2. Number of treasury shares at end of period
As of September 30, 2017:	8,044,985 shares
As of March 31, 2017:	3,758,595 shares
3. Average number of shares (Quarterly cumulative period)
Six months ended September 30, 2017:	422,260,926 shares
Six months ended September 30, 2016:	374,718,371 shares

* Quarterly Brief Report of Financial Results is not subject to the quarterly review.

* Explanation for appropriate use of financial forecasts and other special remarks
　(Caution Concerning Forward-Looking Statements)
The aforementioned forecasts are based on the information available as of the date when this information is disclosed as well as on the assumptions as of the disclosing date of this information related to unpredictable parameters that will most likely affect our future business performance. As such, this is not intended for the Company to give assurance that the said forecast number would be achieved. In other words, our actual performances are likely to differ greatly from these estimates depending on a variety of factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to (“1. Qualitative information related to the financial results for this quarter,” “(3) Explanation of Consolidated Forecast and Other Forecasts”) on page 5 of the documents attached hereunder.
(Investor Briefing Materials for Analysts)
Investor briefing materials will be made available via our corporate website (http://www.minebeamitsumi.com/) on Wednesday, November 8, 2017.

	Index

1.	Qualitative information related to the financial results for the quarter		4
	(1)	Explanation of Operating Results	4
	(2)	Explanation of Financial Position	5
	(3)	Explanation of Consolidated Forecast and Other Forecasts	5

2.	Quarterly Consolidated Financial Statements and Major Notes		6
	(1)	Quarterly Consolidated Balance Sheets	6
	(2)	Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income	8
		(Quarterly Consolidated Statements of Income)
		(Six months ended September 30, 2017)	8
		(Quarterly Consolidated Statements of Comprehensive Income)
		(Six months ended September 30, 2017)	9
	(3)	Quarterly Consolidated Statements of Cash Flows	10
	(4)	Notes on Quarterly Consolidated Financial Statements	12
		(Notes on Going Concern Assumptions)	12
		(Notes for Significant Change in Shareholder's Equity)	12
		(Additional Information)	12
		(Segment Information etc.)	12

3.	Supplementary information		14
		Supplementary Financial Data for the Second Quarter of Fiscal Year ending March 31, 2018	14

1. Qualitative information related to the financial results for this quarter
(1)  Explanation of Operating Results
　　　The Japanese economy continued on a gradual upward trajectory during the first half of the fiscal year (April 1, 2017 to September 30, 2017) as the growth in compensation of employees along with other factors boosted consumer spending and corporate earnings picked up. The U.S. economy remained healthy thanks to the robust job market as well as strong domestic and international demand despite a temporary downturn in consumer spending and corporate production in the wake of massive hurricanes that hit the country from late August through early September. The European economy remained upbeat as the growth in compensation of employees drove consumer spending up and corporate capital expenditures gradually recovered in step with increasing eurozone exports. In Asia, the Chinese economy slowly lost steam due primarily to reduced investments in infrastructure and real estate development despite growing consumer spending.
Working against this backdrop, Our Group has been concentrating on cutting costs, creating high-value-added products, developing new technologies, and enhancing its marketing approach to boost profitability further.
As a result, net sales increased 153,894 million yen (55.9%) year on year to total 429,027 million yen for a first half record high. Operating income was up 23,357 million yen (125.6%) year on year to total 41,951 million yen, and ordinary income rose 23,247 million yen (122.9%) year on year to reach 42,162 million yen. Income attributable to owners of the parent increased 21,531 million yen (168.9%) year on year to hit 34,276 million yen. Operating income, ordinary income, and income attributable to owners of the parent were the highest ever for any first half.

Performance by segment was as follows:
Products in our Machined components segment include our mainstay product, ball bearings, mechanical components, such as rod-end bearings used primarily in aircraft and hard disk drive (HDD) pivot assemblies, etc. as well as fasteners for automobiles and aircraft. Sales of ball bearings to external customers hit a record monthly high in September as demand for products designed for automobile fuel-saving and safety devices as well as fan motors soared. Although the volume of pivot assembly sales declined due to the shrinking HDD market, sales revenues were up due to currency fluctuations as well as other factors. Rod-end bearing sales increased due to foreign currency effects as well as other factors despite declining production of large models in the civil aircraft market.
As a result, net sales for the first six-month period were up 5,907 million yen (7.7%) year on year to total 82,374 million yen while operating income increased 1,698 million yen (8.7%) year on year to total 21,223 million yen.

The core products of our Electronic devices and components segment include electronic devices (LED backlights for LCDs, sensing devices (measuring components), etc.), HDD spindle motors, stepping motors, DC motors, air movers (fan motors), precision motors, and special devices. Demand for our LED backlights for LCDs that offer a technological advantage in thin smartphones continued to soar. Sales of stepping motors and other motors grew mainly in the automobile market.
As a result, net sales rose 39,099 million yen (19.7%) year on year to total 237,453 million yen, and operating income increased 11,408 million yen (166.5%) year on year to total 18,260 million yen.

The main products in the MITSUMI business segment are semiconductor devices, optical devices, mechanical components, high frequency components and power supply components. Camera actuators, game console mechanism components, switches, products for smartphones such as protection IC, antennas, communication modules and connectors all performed well.
In the end, net sales for the first six-month period came to 108,834 million yen and operating income totaled 10,351 million yen.

Net sales in our Other business segment, which includes machines produced in-house, were up 54 million yen (17.3%) year on year to total 365 million yen. Operating losses increased 132 million yen year on year to total 185 million yen.

In addition to the figures noted above, 7,699 million yen in corporate expenses, etc. not belonging to any particular segment is indicated as adjustments. Adjustments for the same period last year totaled 7,730 million yen.

(2) Explanation of Financial Position
Our Group sees “strengthening its financial position” as a top priority and is taking various steps, such as efficient asset management, controlling capital investments, and reducing interest-bearing debt.
  Total assets at the end of the second quarter amounted to 743,146 million yen, up 99,834 million yen compared to the end of the previous fiscal year. The main reasons for this uptick include increases in notes and accounts receivable as well as inventories. Total liabilities at the end of the second quarter amounted to 379,688 million yen, up 62,595 million yen compared to the end of the previous fiscal year. This jump was primarily due to an increase in notes and accounts payable. Net assets amounted to 363,457 million yen, resulting in an equity ratio of 47.9%, down 2.1 percentage points from what it was at the end of the previous fiscal year.

(Cash flow)
The balance of cash and cash equivalents at the end of the second quarter was 80,309 million yen, up 1,476 million yen from what it was at the end of the previous fiscal year. Furthermore, this was up 42,080 million yen compared to the end of the same period of the previous fiscal year because there was an increase of 32,472 million yen arising from the consolidation of MITSUMI ELECTRIC CO., LTD. and its subsidiaries.
  Cash flows during the first fiscal half and relevant factors are as follows:
Net cash provided by operating activities amounted to 35,250 million yen (an inflow of 25,167 million yen in the same period of the previous year). This is due to increases and decreases in income before income taxes, notes and accounts payable, inventories, as well as notes and accounts receivable, etc. Net cash used for investment activities totaled 23,777 million yen (an outflow of 25,314 million yen in the same period of the previous year). This is mainly due to the purchase of tangible fixed assets and purchase of investments in subsidiaries resulting in change in scope of consolidation. Net cash used in financing activities amounted to 11,826 million yen (an inflow of 12,409 million yen in the same period of the previous year). This is due to purchase of treasury stock, etc.

(3)  Explanation of Consolidated Forecast and Other Forecasts
　It’s difficult to get a clear picture of where the global economy is headed for the remainder of this fiscal year considering policy trends in the U.S. and other countries, geopolitical risks, fluctuating exchange rates, and other factors.
Given this backdrop, we have reviewed our consolidated full-year forecast and made the following revisions based on our best estimate of current market conditions as well as our performance during the first six-month period.

Net sales	810,000 million yen	(126.8%)
Operating income	73,000 million yen	(148.9%)
Ordinary income	72,000 million yen	(148.8%)
Income attributable to owners of the parent	57,000 million yen	(138.5%)
(%): Year-on-year change

 Sharing profits with our shareholders is job one at MinebeaMitsumi. That’s why our basic dividend policy gives priority to enhancing equity efficiency and improving returns to our shareholders. Dividends, while reflecting performance, are determined in light of the overall business environment and with an eye to maintaining a stable and continuous distribution of profits.
  Working in line with our basic policy, we have increased the interim dividend by 6 yen from what it was last fiscal year to make it 13 yen per share. While we plan to increase the year-end dividend 6 yen over what it was last fiscal year and make it 13 yen per share, we will finalize the amount in light of our performance for this fiscal year with the aim of achieving a consolidated-basis dividend payout ratio of around 20%.

2. Quarterly Consolidated Financial Statements and Major Notes
(1) Quarterly Consolidated Balance Sheets
  (Amount: millions of yen)
	As of March 31, 2017	As of September 30, 2017
ASSETS

Current assets	405,574	488,680
Cash and deposits	93,125	96,065
Notes and accounts receivable	171,190	208,183
Marketable securities	1,840	1,649
Finished goods	33,394	43,527
Work in process	32,961	45,418
Raw materials	36,166	55,051
Supplies	7,566	6,215
Goods in transit	10,351	13,000
Deferred tax assets	5,846	6,531
Other	13,783	13,725
Allowance for doubtful receivables	(654)	(689)

Fixed assets	237,426	254,170
Tangible fixed assets	199,584	214,468
Buildings and structures	157,284	162,583
Machinery and transportation equipment	326,758	345,882
Tools, furniture and fixtures	55,670	60,820
Land	34,296	35,111
Leased assets	261	371
Construction in progress	7,314	12,000
Accumulated depreciation	(382,003)	(402,300)
Intangible assets	13,403	15,275
Goodwill	4,714	6,698
Other	8,689	8,577
Investments and other assets	24,438	24,425
Investment securities	8,970	9,006
Long-term loans receivable	300	340
Deferred tax assets	9,249	9,225
Other	6,340	6,276
Allowance for doubtful receivables	(421)	(423)

Deferred asset	311	295

Total assets	643,312	743,146

(Amount: millions of yen)
	As of March 31, 2017	As of September 30, 2017
LIABILITIES

Current liabilities	200,128	268,333
Notes and accounts payable	86,570	135,165
Short-term debt	49,660	53,986
Current portion of long-term debt	17,916	19,805
Lease obligations	69	86
Asset retirement obligations	2	―
Accrued income taxes	4,621	6,947
Accrued bonuses	7,879	12,550
Accrued bonuses for directors	180	147
Provision for after-care of products	34	105
Provision for environmental remediation expenses	407	197
Provision for business restructuring losses	80	24
Other	32,706	39,315

Long-term liabilities	116,965	111,355
Bonds	15,000	15,000
Convertible bond-type bonds with subscription rights to shares	20,501	20,453
Long-term debt	60,933	54,172
Lease obligations	84	129
Asset retirement obligations	52	70
Provision for retirement benefits for executive officers	175	163
Provision for environmental remediation expenses	364	477
Net defined benefit liability	15,683	16,241
Other	4,169	4,645
Total liabilities	317,093	379,688

NET ASSETS

Shareholders’ equity	371,043	394,629
Common stock	68,258	68,258
Capital surplus	144,218	144,730
Retained earnings	159,910	191,224
Treasury stock	(1,345)	(9,584)
Accumulated other comprehensive income	(49,678)	(38,750)
Difference on revaluation of available-for-sale securities	1,233	1,448
Deferred gains or losses on hedges	1,031	857
Foreign currency translation adjustments	(50,290)	(39,552)
Remeasurements of defined benefit plans	(1,653)	(1,504)
Subscription rights to shares	30	18
Non-controlling interests	4,823	7,559
Total net assets	326,218	363,457
Total liabilities and net assets	643,312	743,146

 (2) Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income
(Quarterly Consolidated Statements of Income)
(Six months ended September 30, 2017)
(Amount: millions of yen)
	Six months ended September 30, 2016	Six months ended September 30, 2017

Net sales	275,133	429,027
Cost of sales	220,417	337,924
Gross profit	54,716	91,103
Selling, general and administrative expenses	36,121	49,151
Operating income	18,594	41,951

Other income	1,435	1,542
Interest income	210	489
Dividends income	68	93
Foreign exchange gains	538	―
Dividends income of insurance	199	219
Other	418	739

Other expenses	1,114	1,331
Interest expenses	421	325
Foreign exchange losses	―	420
Other	693	585
Ordinary income	18,915	42,162

Extraordinary gain	102	93
Gain on sales of fixed assets	36	93
Gain on sales of affiliates	66	―

Extraordinary loss	542	157
Loss on sales of fixed assets	152	4
Loss on disposal of fixed assets	28	133
Loss on liquidation of affiliates	266	―
Business restructuring losses	9	―
Loss for after-care of products	12	―
Provision for environmental remediation expenses	72	20
Income before income taxes	18,474	42,098

Income taxes
Current income taxes (including enterprise tax)	4,905	7,677
Income taxes for prior periods	1,302	―
Deferred income taxes	(515)	54
Total income taxes	5,692	7,731
Net income	12,782	34,366
Income attributable to non-controlling interests	37	89
Income attributable to owners of the parent	12,745	34,276

(Quarterly Consolidated Statements of Comprehensive Income)
(Six months ended September 30, 2017)
(Amount: millions of yen)
	Six months ended September 30, 2016	Six months ended September 30, 2017

Net income	12,782	34,366

Other comprehensive income:
Difference on revaluation of available-for-sale securities	(31)	215
Deferred gains or losses on hedges	333	(174)
Foreign currency translation adjustments	(27,683)	10,947
Remeasurements of defined benefit plans	548	149
Share of other comprehensive income of associates accounted for using the equity method	(130)	―
Total other comprehensive income	(26,963)	11,137

Comprehensive income	(14,181)	45,503

Comprehensive income attributable to:
Owners of the parent	(13,121)	45,204
Non-controlling interests	(1,059)	299

(3) Quarterly Consolidated Statements of Cash Flows
(Amount: millions of yen)
	Six months ended September 30, 2016	Six months ended September 30, 2017
1. Cash flows from operating activities:
Income before income taxes	18,474	42,098
Depreciation and amortization	14,243	14,871
Amortization of goodwill	502	516
Interest and dividends income	(278)	(583)
Interest expenses	421	325
Loss (gain) on sales of fixed assets	116	(89)
Loss on disposal of fixed assets	28	133
Loss (gain) on sales of affiliates	(66)	―
Loss (gain) on liquidation of affiliates	266	―
Decrease (increase) in notes and accounts receivable	(48,044)	(32,828)
Decrease (increase) in inventories	(2,221)	(36,891)
Increase (decrease) in notes and accounts payable	46,870	46,359
Increase (decrease) in allowance for doubtful receivables	466	(8)
Increase (decrease) in accrued bonuses	3,148	4,454
Increase (decrease) in accrued bonuses for directors	(90)	(32)
Increase (decrease) in net defined benefit liability	(241)	168
Increase (decrease) in provision for retirement benefits for executive officers	(36)	(11)
Increase (decrease) in provision for after-care of products	(302)	71
Increase (decrease) in provision for environmental remediation expenses	(357)	(99)
Increase (decrease) in provision for business restructuring losses	(96)	(67)
Other	(454)	2,341
Sub-total	32,351	40,728
Interest and dividends received	266	531
Interest paid	(415)	(411)
Income taxes paid	(7,036)	(5,752)
Proceeds from income taxes refund	―	155
Net cash provided by operating activities	25,167	35,250

2. Cash flows from investing activities:
Payments into time deposits	(6,022)	(9,922)
Proceeds from withdrawal of time deposits	6,275	8,968
Purchase of marketable securities	(13,896)	―
Proceeds from sales of marketable securities	29	―
Purchase of tangible fixed assets	(10,832)	(18,739)
Proceeds from sales of tangible fixed assets	1,012	721
Purchase of intangible assets	(1,007)	(387)
Purchase of investment securities	(1,107)	(710)
Proceeds from sales of investment securities	―	5
Proceeds from redemption of investment securities	928	682
Purchase of investments in subsidiaries resulting in change in scope of consolidation	(1,032)	(4,392)
Proceeds from sales of affiliates	474	―
Payments for loans provided	(37)	(35)
Proceeds from collection of loans receivables	35	72
Other	(134)	(40)
Net cash used in investing activities	(25,314)	(23,777)

(Amount: millions of yen)
	Six months ended September 30, 2016	Six months ended September 30, 2017
3. Cash flows from financing activities:
Net increase (decrease) in short-term debt	17,157	4,111
Proceeds from long-term debt	98	―
Repayment of long-term debt	(1,456)	(5,158)
Purchase of treasury stock	(0)	(8,363)
Proceeds from disposal of treasury stock	452	623
Cash dividends paid	(3,743)	(2,963)
Dividends paid to non-controlling interests	(62)	(23)
Repayment of lease obligations	(35)	(50)
Other	0	(2)
Net cash used in financing activities	12,409	(11,826)
4. Effect of exchange rate changes on cash and cash equivalents	(3,173)	1,643
5. Net increase (decrease) in cash and cash equivalents	9,087	1,289
6. Cash and cash equivalents at beginning of period	29,141	78,832
7. Increase in cash and cash equivalents from newly consolidated subsidiaries	―	186
8. Cash and cash equivalents at end of period	38,229	80,309

(4) Notes on Quarterly Consolidated Financial Statements
 (Notes on Going Concern Assumptions)
Not applicable.

(Notes on Significant Changes in Shareholders’ Equity)
On September 22, 2017, the Company completed its own shares in accordance with resolution of the Board of Directors meeting held on February 13, 2017. 8,351 million yen increase resulting from this share buyback is reflected in the quarterly consolidated financial statements. A decrease of 115 million yen as a result of the disposal of our own shares via the Employee Stock Holding Exclusive Trust Account, etc. are accounted for in the 9,584 million yen total amount of our own shares as of the end of the second quarter consolidated financial period.

(Additional Information)
(Adoption of consolidated tax accounting system)
          The Company and some of its domestic consolidated subsidiaries have adopted the consolidated taxation system, with MINEBEA MITSUMI Inc. as the consolidated taxable parent company, starting from the first quarter of the current fiscal year ending March 31, 2018.

(Segment Information etc.)
I  Six months ended September 30, 2016
1. Information related to sales and income (loss) by reportable segments
　          (Amount: millions of yen)
	Reportable segments				Other *1	Total	Adjustment *2	Quarterly Consolidated Statements of Income amount *3
	Machined components	Electronic devices and components	MITSUMI business	Total
Total sales
(1) Sales to customers (2) Sales to other segment	76,467 1,835	198,354 1,894	― ―	274,821 3,730	311 432	275,133 4,162	― (4,162)	275,133 ―
Total	78,302	200,248	―	278,551	744	279,296	(4,162)	275,133
Segment income (loss)	19,525	6,852	―	26,378	(53)	26,325	(7,730)	18,594
(Notes)	*1.	The classification of “Other” refers to business units not included in the reportable segments. Their products are mainly machines made in-house.
*2.
Adjustments to segment income (loss) are amortization of goodwill -502 million yen, and corporate expenses such as general and administrative expenses in addition to research and development expenses that do not belong to the reportable segments -7,227 million yen.

	*3.	Segment income (loss) is reconciled to operating income in the quarterly consolidated statements of income.

2. Information related to impairment loss of fixed assets or goodwill, etc. by reportable segments
                              Not applicable.

    II  Six months ended September 30, 2017
   1. Information related to sales and income (loss) by reportable segments
　          (Amount: millions of yen)
	Reportable segments				Other *1	Total	Adjustment *2	Quarterly Consolidated Statements of Income amount *3
	Machined components	Electronic devices and components	MITSUMI business	Total
Total sales
(1) Sales to customers (2) Sales to other segment	82,374 4,188	237,453 2,766	108,834 612	428,661 7,568	365 764	429,027 8,333	― (8,333)	429,027 ―
Total	86,563	240,219	109,447	436,229	1,130	437,360	(8,333)	429,027
Segment income (loss)	21,223	18,260	10,351	49,835	(185)	49,650	(7,699)	41,951
(Notes)	*1.	The classification of “Other” refers to business units not included in the reportable segments. Their products are mainly machines made in-house.
	*2.	Adjustments to segment income (loss) are amortization of goodwill -516 million yen, and corporate expenses such as general and administrative expenses in addition to research and development expenses that do not belong to the reportable segments -7,182 million yen.
	*3.	Segment income (loss) is reconciled to operating income in the quarterly consolidated statements of income.

2. Information related to impairment loss of fixed assets or goodwill, etc. by reportable segments
                              Not applicable.